Exhibit (a)(1)(vi)

CLAYMORE LOGO
CLAYMORE (SM)


February 11, 2010


Dear Shareholder:

Enclosed for your consideration are the Offer to Repurchase, dated February 11, 2010 (the "Offer to Repurchase") of MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund (NYSE ticker symbol: MZF) (the "Fund") and a related Letter of Transmittal (the "Letter of Transmittal"), dated February 11, 2010 (which together constitute the "Offer"), pursuant to which the Fund is offering to repurchase up to 1,190,339 (approximately 15%) of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the "Common Shares").

The Offer will benefit tendering shareholders to the extent that the tender price is above the trading price of the Fund's Common Shares. The Offer will commence on February 11, 2010 and is scheduled to expire on March 12, 2010 at 5 p.m., Eastern Time (the "Expiration Date"). The Offer is for cash at a price equal to 98% of the net asset value ("NAV") per Common Share as of the close of regular trading on the New York Stock Exchange on March 15, 2010, or such later date to which the Offer is extended. Shareholders who choose to participate in the Offer can expect to receive payment for Common Shares tendered and accepted as soon as practicable after the Expiration Date of the Offer.

As of February 5, 2010, the Fund's NAV was $13.96 per Common Share and 7,935,591 Common Shares were issued and outstanding. During the pendency of this Offer, the Fund's NAV may be obtained by contacting BNY Mellon Shareowner Services at
(800) 777-3674 or by visiting the Fund's website at www.claymore.com/MZF.

The Board of Trustees and management believe the Fund remains an attractive investment opportunity for several reasons and shareholders may wish to forego participation in the Offer. Among the reasons the Fund remains an attractive investment are (all data as of February 5, 2010, unless otherwise noted):

     o 11.32% taxable equivalent distribution rate, which is calculated by dividing the current annualized distribution rate of 7.36% by one minus the highest federal marginal income tax bracket of 35%

     o Top quartile NAV and market price performance during calendar year 2009 among the Morningstar "National Municipal Leveraged Non-Insured" peer group

     o    4-star overall Morningstar RatingTM

Past performance is not indicative of future results. For additional performance information and other important considerations, please visit the Fund's website at www.claymore.com/MZF.

Shareholders should carefully read and consider the Offer documents. For additional information or copies of the enclosed material or questions, please contact the Information Agent at (800) 777-3674.

CLAYMORE LOGO       CLAYMORE SECURITIES, INC.
CLAMORE (SM)        2455 Corporate West Drive          800-345-7999
                    Lisle, Illinois 60532              www.claymore.com
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Very truly yours,

MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund

CLAYMORE LOGO       CLAYMORE SECURITIES, INC.
CLAMORE (SM)        2455 Corporate West Drive          800-345-7999        -2-
                    Lisle, Illinois 60532              www.claymore.com